TAHOE RESOURCES RECOMMENDS SHAREHOLDERS
REJECT TRC CAPITAL’S “MINI-TENDER” OFFER

VANCOUVER, British Columbia – October 10, 2016 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) has been notified of an unsolicited “mini-tender” offer made by TRC Capital Corporation (“TRC Capital”) to purchase up to 5,000,000 Tahoe common shares, or approximately 1.61% of the common shares outstanding, at a price of CAD$14.35 per share in cash. Tahoe does not endorse this unsolicited mini-tender offer and recommends that shareholders do not tender their shares in response to the offer.

Tahoe cautions shareholders that the mini-tender offer has been made at a price below market, representing discounts of 4.59% and 4.32% to the closing prices of Tahoe’s common shares on the Toronto Stock Exchange and New York Stock Exchange, respectively, on October 5, 2016, the last trading day before the mini-tender offer was commenced. In addition, the offer is subject to a number of conditions. For example, TRC Capital’s offer states that it may terminate the offer if, among other things, the market price of Tahoe’s shares declines since the close of business on October 5, 2016.

Tahoe is not associated with TRC Capital, its mini-tender offer or the mini-tender offer documentation. TRC Capital has made similar unsolicited mini-tender offers for shares of numerous other public companies. Mini-tender offers are designed to seek less than 5% of a company's outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian and United States securities legislation.

The Canadian Securities Administrators (CSA) have expressed serious concerns about mini-tender offers, such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

The U.S. Securities Exchange Commission (SEC) has also published investor tips regarding mini-tender offers on its website at https://www.sec.gov/investor/pubs/minitend.htm. The SEC states: “[s]ome bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” Tahoe also encourages brokers and dealers, as well as other market participants, to review the SEC’s letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC’s website at: http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Tahoe urges investors to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. Tahoe recommends that shareholders take no action in response to TRC Capital’s mini-tender offer. According to TRC Capital’s offer documents, Tahoe shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (Toronto time) on November 4, 2016 by following the procedures described in the TRC Capital offer documents.

Tahoe requests that a copy of this news release be included with all distributions of materials relating to TRC Capital’s mini-tender offer related to Tahoe common shares.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298